SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

ACXIOM CORPORATION

(Name of the Issuer)

Acxiom Corporation

Axio Acquisition Corp.

Axio Holdings LLC

ValueAct Capital Master Fund, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

005125109

(CUSIP Number of Class of Securities)

Acxiom Corporation 1 Information Way Little Rock, Arkansas 72202 Attn: Jerry C. Jones Business Development/ Legal Leader (501) 342-1000	Axio Acquisition Corp. Axio Holdings LLC ValueAct Capital Master Fund, L.P. 435 Pacific Avenue, 4th Floor San Francisco, California 94133 Attn: Allison Bennington, General Counsel (415) 362-3700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Selim Day Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 (212) 999-5800	Michael S. Ringler Wilson Sonsini Goodrich & Rosati Professional Corporation 1 Market Street, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Christopher G. Karras Lisa C.S. Burnett Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 (215) 994-4000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (1)
$1,993,367,295.83	$61,196.38

(1)	Pursuant to an Agreement and Plan of Merger by and among Axio Holdings LLC, Axio Acquisition Corp. and the Registrant dated as of May 16, 2007, Axio Acquisition Corp. will merge with and into the Registrant and each outstanding share of Acxiom common stock shall be converted into the right to receive $27.10, without interest, except for shares that are owned by the Registrant as treasury stock or owned by Axio Holdings LLC or any wholly owned subsidiary of Axio Holdings LLC which will be cancelled without any payment therefor, or shares of Acxiom common stock owned by any direct or indirect wholly owned subsidiary of the Registrant, which shall remain outstanding. ValueAct Capital Master Fund, L.P., a stockholder of Acxiom, plans to contribute 10,329,711 shares of Acxiom common stock to Axio Holdings LLC immediately prior to the merger in exchange for membership interests in Axio Holdings LLC. Each holder of options to acquire shares of Acxiom common stock shall be entitled to receive, in consideration of the cancellation of such stock options, an amount (less any applicable taxes) equal to the product of (i) the excess of $27.10 per share of common stock over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option. Each holder of warrants to acquire shares of Acxiom common stock shall be entitled to receive upon exercise an amount (less any applicable taxes) equal to the product of (i) the excess of $27.10 over the exercise price per share of common stock subject to such warrant, multiplied by (ii) the total number of shares subject to such warrant. Each holder of restricted stock units shall be entitled to receive an amount (less any applicable taxes) equal to the product of $27.10 per share of common stock underlying the restricted stock units multiplied by $27.10. As of June 12, 2007, there were 80,320,683 shares of Acxiom common stock outstanding, 8,453,082 shares of Acxiom common stock subject to outstanding stock options with a weighted average exercise price that is less than $27.10 per share, with a weighted-average exercise price of $19.14 per share, 1,475,830 shares of Acxiom common stock subject to outstanding warrants, with a weighted average exercise price of $16.01 per share, and restricted stock units with respect to 477,000 shares of Acxiom common stock. The filing fee was determined by adding (w) the product of (i) the number of issued and outstanding shares of Acxiom common stock and (ii) the transaction consideration of $27.10 per share of Acxiom common stock that are proposed to be acquired in the transaction (calculated by subtracting 10,329,711 from 80,320,683), plus (x) the product of (1) the total number of shares of Acxiom common stock subject to outstanding stock options with an exercise price that is less than $27.10 per share multiplied by (2) the excess of $27.10 over the weighted average exercise price for such stock options, plus (y) the product of (1) the total number of shares of Acxiom common stock subject to outstanding warrants multiplied by (2) the excess of $27.10 per share of common stock over the weighted average exercise price per share of common stock subject to such warrants, plus (z) the transaction consideration of $27.10 per share of restricted stock units with respect to Acxiom common stock that are proposed to be acquired in the transaction ((w), (x), (y) and (z) together, the “Merger Consideration”). The filing fee was calculated in accordance with Regulation 240.0-11 under the Exchange Act, by multiplying the Merger Consideration by 0.0000307.

☒	Check box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61,196.38

Form or Registration No.: Schedule 14A

Filing Party: Acxiom Corporation

Date Filed: June 27, 2007

EXPLANATORY NOTE: The Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) to which this Amendment No. 1 relates was filed on June 27, 2007 by Acxiom Corporation, a Delaware corporation, and the other persons or entities defined therein as Filing Persons. The sole purpose of this Amendment No. 1 to the Statement is to file the presentations of Stephens Inc. and Merrill Lynch, Pierce, Fenner & Smith as exhibits (c)(3)-(7) hereto.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit Number	Description
(a)(1)	Letter to Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(a)(2)	Notice of Special Meeting of Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(a)(3)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2007, incorporated herein by reference to the Proxy Statement

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(b)(1)*	Bank Facilities Commitment Letter, dated May 16, 2007, and amended and restated as of June 19, 2007, among Axio Holdings LLC, UBS Loan Finance LLC and UBS Securities LLC

(c)(1)	Fairness Opinion of Stephens Inc., dated May 16, 2007, incorporated herein by reference to Annex D to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 16, 2007, incorporated herein by reference to Annex E to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(c)(3)+	Presentation of Stephens Inc., dated April 27, 2007

(c)(4)+	Presentation of Stephens Inc., dated May 3, 2007

(c)(5)	Presentation of Stephens Inc., dated May 12, 2007

(c)(6)	Presentation of Stephens Inc., dated May 16, 2007

(c)(7)+	Presentation of Merrill Lynch, Pierce, Fenner & Smith, dated May 16, 2007

(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2007, between Acxiom Corporation, Axio Holdings LLC and Axio Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(d)(2)*	Limited Guarantee, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(3)*	Equity Commitment Letter, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(4)	Voting Agreement, dated as of May 16, 2007, among Axio Holdings LLC and ValueAct Capital Master Fund, L.P., incorporated herein by reference to Annex C to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(g)	None

*	Previously filed on June 27, 2007.

+	Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this exhibit with [*].

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ACXIOM CORPORATION

Date: July 19, 2007	By:	/s/ Jerry C. Jones
	Name:	Jerry C. Jones
	Title:	Officer

AXIO ACQUISITION CORP.

Date: July 19, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	President

AXIO HOLDINGS LLC

Date: July 19, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	President

VALUEACT CAPITAL MASTER FUND, L.P.

	BY:	VA PARTNERS, LLC, its General Partner

Date: July 19, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	Managing Member

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Letter to Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(a)(2)	Notice of Special Meeting of Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(a)(3)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2007 incorporated herein by reference to the Proxy Statement

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(b)(1)*	Bank Facilities Commitment Letter, dated May 16, 2007, and amended and restated as of June 19, 2007, among Axio Holdings LLC, UBS Loan Finance LLC and UBS Securities LLC

(c)(1)	Fairness Opinion of Stephens Inc., dated May 16, 2007, incorporated herein by reference to Annex D to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 16, 2007, incorporated herein by reference to Annex E to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(c)(3)+	Presentation of Stephens Inc., dated April 27, 2007

(c)(4)+	Presentation of Stephens Inc., dated May 3, 2007

(c)(5)	Presentation of Stephens Inc., dated May 12, 2007

(c)(6)	Presentation of Stephens Inc., dated May 16, 2007

(c)(7)+	Presentation of Merrill Lynch, Pierce, Fenner & Smith, dated May 16, 2007

(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2007, between Acxiom Corporation, Axio Holdings LLC and Axio Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(d)(2)*	Limited Guarantee, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(3)*	Equity Commitment Letter, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(4)	Voting Agreement, dated as of May 16, 2007, among Axio Holdings LLC and ValueAct Capital Master Fund, L.P., incorporated herein by reference to Annex C to the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Acxiom Corporation with the Securities and Exchange Commission on June 27, 2007

(g)	None

*	Previously filed on June 27, 2007.

+	Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this exhibit with [*].